MERUS LABS INTERNATIONAL INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended November 30, 2011 and 2010

EXPLANATORY NOTES

Merus Labs International Inc. (the “Company”) was formed on December 19, 2011 by the amalgamation (the “Amalgamation”) of Merus Labs International Inc. (“Old Merus”) and Envoy Capital Group Inc. (“Envoy”). Merus has adopted Envoy’s year end of September 30, 2011. The Amalgamation occurred on December 19, 2011, which is after Old Merus’ end of its second quarter. Thus, the Company is required to file this Management’s Discussion and Analysis (“MD&A”) for Old Merus’ results prior to the closing of the Amalgamation. The financial statements and information included by reference hereto are only those of Old Merus as of November 30, 2011,

The following discussion is management’s assessment and analysis of the results and financial condition of the Company and should be read in conjunction with the accompanying interim consolidated financial statements for the three and six months ended November 30, 2011 and the related notes thereto.

The date of this MD&A is January 27, 2012.

FORWARD-LOOKING STATEMENTS

This MD&A contain certain statements or disclosures that may constitute forward-looking information or statements (collectively, “forward-looking information”) under applicable securities laws. All statements and disclosures, other than those of historical fact, which address activities, events, outcomes, results or developments that management of the Company, anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. In some cases, forward-looking information can be identified by terms such as “forecast”, “future”, “may”, “will”, “expect”, “anticipate”, “believe”, “could”, “potential”, “enable”, “plan, “continue”, “contemplate”, “pro forma” or other comparable terminology. Forward-looking information presented in such statements or disclosures may, among other things: sources of income; forecasts of capital expenditures, including general and administrative expenses, and the sources of the financing thereof; expectations regarding the ability to raise capital; movements in currency exchange rates; anticipated income taxes; the Company’s business outlook; plans and objectives of management for future operations; forecast business results; and anticipated financial performance.

Various assumptions or factors are typically applied in drawing conclusions or making the forecasts or projections set out in forward-looking information. Those assumptions and factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. In some instances, material assumptions and factors are presented or discussed elsewhere in this MD&A in connection with the statements or disclosure containing the forward-looking information. You are cautioned that the following list of material factors and assumptions is not exhaustive. The factors and assumptions include, but are not limited to:

  no unforeseen changes in the legislative and operating framework for the business of the Company;

  a stable competitive environment; and

  no significant event occurring outside the ordinary course of business such as a natural disaster or other calamity.

The forward-looking information in statements or disclosures in this MD&A is based (in whole or in part) upon factors which may cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking information. Those factors are based on information currently available to the Company, including information obtained from third-party industry analysts and other third party sources. Actual results or outcomes may differ materially from those predicted by such statements or disclosures. While the Company does not know what impact any of those differences may have, their business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things:

  the acceptance of the Company’s products by hospital formularies and pharmacies, physicians and patients in the marketplace;

  the Company’s ability to successfully market and sell its products;

  delays or setbacks with respect to clinical trials, governmental approvals, or manufacturing or commercial activities;

  the timing and unpredictability of regulatory actions;

  the ability to develop and commercialize new products effectively;

  unanticipated cash requirements to support current operations, to expand its business or for capital expenditures;

  the inability to adequately protect its key intellectual property rights;

  the loss of key management or scientific personnel;

  the activities of its competitors;

  regulatory, legal or other setbacks with respect to its operations or business;

  market conditions in the capital markets and the biopharmaceutical industry that make raising capital or consummating acquisitions difficult, expensive or both;

  enactment of new government laws, regulations, court decisions, regulatory interpretations or other initiatives that are adverse to the Company or its interests;

  the risk that the Company is not able to arrange sufficient, cost-effective financing to repay maturing debt and to fund capital expenditures, future exploration activities and acquisitions, and other obligations; and

  the risks associated with legislative and regulatory developments that may affect costs, revenues, the speed and degree of competition entering the market, global capital markets activity and general economic conditions in geographic areas where The Company operates.

The Company is not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. Because of the risks, uncertainties and assumptions contained herein, securityholders should not place undue reliance on forward-looking statements or disclosures. The foregoing statements expressly qualify any forward-looking information contained herein.

The reader is further cautioned that the preparation of financial statements in accordance with Canadian GAAP or International Financial Reporting Standards (“IFRS”) requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

The Company cautions you that the above list of risk factors is not exhaustive. Other factors which could cause actual results, performance or achievements of the Company to differ materially from those contemplated (whether expressly or by implication) in the forward-looking statements or other forward-looking information are disclosed in the Company' s publicly filed disclosure documents, including those disclosed under “Risk Factors” in this MD&A.

All financial information is prepared in accordance with IFRS and is expressed in Canadian dollars.

CORPORATE HISTORY

Old Merus was incorporated under the laws of the Province of British Columbia on November 2, 2009 as a numbered company, 0865346 B.C. Ltd. On January 22, 2010, Old Merus changed its name to Merus Labs International Inc. in connection with a plan of arrangement with Range Gold Corp.

Envoy was incorporated under the laws of the Province of British Columbia, Canada as “Potential Mines Ltd.” in December 1973 and was continued under the laws of the Province of Ontario, Canada in December 1997. At Envoy' s annual general meeting held on March 30, 2007 the shareholders voted to amend Envoy' s articles of incorporation by changing its name to Envoy Capital Group Inc. On December 16, 2011, Envoy filed a continuation application with the British Columbia Corporate Registry and was continued under the laws of the Province of British Columbia.

On December 19, 2011, pursuant to a plan of arrangement filed with the British Columbia Corporate Registry, Old Merus and Envoy amalgamated to form the Company.

The Company' s registered office is located at 800-885 West Georgia Street, Vancouver, BC V6C 3H1; its head office is located at Suite 2007. 1177 West Hastings Street, Vancouver, BC V6E 2K3; and its telephone number is 604 805 7783.

The common shares in the capital of the Company (the “Common Shares”) are publicly traded on the Toronto Stock Exchange (“TSX”) under the symbol “MSL” and on NASDAQ under the symbol “MSLI”.

OVERALL PERFORMANCE

For the six month periods ended November 30, 2011 and 2010, Old Merus incurred a net income of $801,679 and net loss of $204,777, respectively, and had an accumulated deficit of $1,060,331 at November 30, 2011. Overall, revenues and expenses increased from the 2010 period. In 2011, Old Merus had six months of operations and sales of Vancocin (vancomycin hydrochloride), which was acquired in May 2011 from Iroko International LP (“Iroko”). During the six month period in 2011, Old Merus completed the full transition of operations with respect to Vancocin from Iroko. In July, 2011, Old Merus entered into a support services agreement with Methapharm Inc. to be Old Merus' exclusive provider of certain distribution services of Old Merus' products in Canada.

Operating risks include but are not limited to: the Company' s ability to attract and retain key personnel, effectively manage growth, and smoothly integrate newly acquired businesses; conflicts of interest among the Company' s directors, officers, promoters and members of management; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and Acts of God and other unforeseeable events, natural or human-caused. Financial risks include but are not limited to the availability of capital to finance the Company' s activities.

The Company cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk. To the extent possible, management implements strategies aimed at reducing or mitigating risks and uncertainties associated with its business.

PRODUCT SUMMARY

The Company continues to invest in its anti-infective and wound care franchises.

Anti-infective Franchise

The global market for anti-infective drugs, which mainly includes antibacterials, antivirals, antifungals, and vaccines, is projected to exceed $103 billion by the year 2015, according to a newly published report. Antibacterials represent the largest segment of the anti-infectives market globally. The global anti-infective market is forecast to expand at a compound annual growth rate of 5.7% between 2008 and 2013. The ten leading companies in the anti-infectives market accounted for 53.8% (or $37.3 billion) of total revenues in 2007. The competitive landscape remains highly fragmented, with market leaders Merck and GSK controlling a combined market share of only 21.4% . Anti-bacterials accrued sales of $36.3 billion in 2007, accounting for 52.3% of total market revenues.

Vancocin

Vancomycin was first isolated by Eli Lilly. The original indication for vancomycin was for the treatment of penicillin-resistant staphylococcus aureus. One advantage that was quickly apparent is that staphylococci did not develop significant resistance despite serial passage in culture media containing vancomycin. The rapid development of penicillin resistance by staphylococci led to the compounds being fast-tracked for approval by the US Food and Drug Administration (“FDA”). Eli Lilly first marketed vancomycin hydrochloride under the trade name Vancocin. Vancocin is a powerful antibiotic used to treat a life-threatening disease resulting from the infection of Clostridium Difficile (“C. Difficile”).

C. Difficile is on the increase with higher mortality and severity. Due to the nature of the disease, intravenous (systemic) solutions are regarded as ineffective. To be effective against C. Difficile, drugs must act locally on the flora of the gastro intestinal track. Intravenous solutions by definition do not act locally.

Recent Clinical Practice Guidelines (Clinical Practice Guidelines for Clostridium difficile Infection in Adults: 2010 Update by the Society for Healthcare Epidemiology of America (SHEA) and the Infectious Diseases Society of America (IDSA)) state that oral Vancocin should be used as first line therapy in severe cases of C. Difficile. The guidelines state that vancomycin is the drug of choice for an initial episode of severe C. Difficile. The dosage is 125 mg orally four times per day for 10–14 days. Vancomycin administered orally (and per rectum, if ileus is present) is the regimen of choice for the treatment of severe, complicated C. Difficile.

Barriers to Entry

There are a number of important barriers to entry with regards to Vancocin, which includes the following.

Quality of Vancomycin HCI Non-Sterile, USP:

Vancomycin HCI Non-Sterile, USP (“API”) is a result of a complex fermentation process, which requires significant know how and experience. The source of API is a critical factor. As well, the impurity profile of the API has a direct impact on efficacy. In vitro antibacterial effects, protein binding and pharmacokinetic properties were similar between the generic vancomycin preparations and VAN-Lilly (or Vancocin). However, in a staphylococcus aureus neutropenic mouse thigh infection model, the antibacterial activity of the generic vancomycin preparations marketed between 2002 and November 2004, when Eli Lilly sold its brand name and production secrets to several manufacturers worldwide, proved to be significantly inferior to that of VAN-Lilly (or Vancocin). One generic could not even achieve bacteriostasis, and others showed a pronounced Eagle effect, with paradoxical bacterial growth at high antibiotic concentrations; VAN-Lilly (or Vancocin) exhibited bactericidal activity over a broad concentration range. What they came to learn is that vancomycin, specifically factor B, is really the active product, and Eli Lilly was the one that originally had 92% purity in their production line, with less than 4% of impurities, specifically crystalline degradation products. It turns out that many of the generics vancomycin, especially less expensive ones, have higher rates of impurities and lower amounts of factor B.

Narrow Therapeutic Index:

Most antibiotics, such as the β-lactams, macrolides and quinolones, have a wide therapeutic index and therefore, do not require therapeutic drug monitoring. Some, such as the aminoglycosides and vancomycin, have a narrow therapeutic index. Vancocin is considered a critical dose drug, which means the usual bioequivalence studies used by generic companies may not apply.

Changes to Barriers to Entry

Although there are a number of barriers to entry, the future of Vancocin may be affected by the following:

Lobbying by Generic Manufacturers:

Health Canada may give into lobbying by generic manufacturers and change its NTR drug requirement thus no longer requiring human studies to establish bio-equivalency.

New Therapies:

New therapies such as Fidaxomicin, a macrocyclic antibiotic, may replace the use of Vancocin. Fidaxomicin was found to be non-inferior to vancomycin against C. Difficile in a phase III non-inferiority study reported in the February 3, 2011 issue of the New England Journal of Medicine. However, Fidaxomicin sells at approximately ten times the price of Oral Vancocin.

Wound Care Franchise

The worldwide advanced wound care market is estimated to be approximately $5.5 billion in 2010. This market is expected to grow by approximately 5.7% to 6% to 2013.

There is tremendous amount of innovation in this market place. Most of the Company’s product offerings in this segment will be medical devices. The regulatory pathway for medical devices is much less complex and less expensive, leading to much shorter time to revenues and commercialization. Given the Company’s reach with major hospitals in Canada, wound care is a natural fit with its hospital specialty business.

As of January 27, 2012, the Company has not launched any of its wound care products. The Company’s entrance into this market is focused on advanced woundcare devices. These are devices that are implantable and contain collagen as the active ingredient. Collagen has a long history of safe medical use and is a biodegradable substance. It has several other positive attributes that make it an excellent biomaterial; these include its positive influence on wound healing, its intrinsically low antigenicity and ability to be sterilized.

With the Company’s current portfolio of Collacare and Collexa, the Company offers solutions in the following markets:

  Diabetic foot ulcer;

  Chronic leg ulcer;

  Pressure ulcers;

  Moderate and severe burns; and

  Dehisced surgical wounds.

Collacare

Collacare is an advanced wound care device comprising a white to off-white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen. Collacare is used in the management of wounds and is highly conformable for a variety of anatomical sites.

Collexa

Collexa is an advanced bilayer wound care device comprising a layer of white collagen matrix containing 2.8 mg/cm2 of renatured bovine collagen with a backing layer of off-white/cream absorbent polyurethane foam. The collagen matrix layer aids in the wound management while the polyurethane foam layer acts as a reservoir absorbing wound fluids. Collexa can absorb greater than ten times its own weight in wound fluids. Collexa is highly conformable for a variety of anatomical sites.

Collexa may be used for the management of wounds including:

  Diabetic ulcers;

  Venous ulcers;

  Pressure ulcers;

  Ulcers caused by mixed vascular etiologies;

  Full thickness and partial thickness wounds;

  Abrasions;

  Traumatic wounds;

  1st and 2nd degree burns;

  Dehisced surgical wounds; and

  Exuding wounds.

On September 12, 2011, the Company announced that Health Canada has approved Collexa for sale in Canada.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On June 1, 2011, Old Merus adopted International Financial Reporting Standards (“IFRS”) for financial reporting purposes, with a transition date of June 1, 2010. The interim consolidated financial statements for the three months ended November 30, 2011, including required comparative information, have been prepared in accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”). Previously, Old Merus prepared its financial statements in accordance with Canadian GAAP. Unless otherwise noted, 2010 comparative financial statement information has been prepared in accordance with IFRS.

IFRS are applied retrospectively, except in certain circumstances as allowed or required under IFRS 1 First-time Adoption of International Financial Reporting Standards (see below). Accordingly, Old Merus has provided a reconciliation of previously disclosed comparative period financial statements prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) to IFRS (See note 14 of its unaudited interim financial statements for the three months ended November 30, 2011 and 2010).

Old Merus has identified a number of key accounting areas where there are differences between IFRS and Canadian GAAP which have an impact on Old Merus’ financial results. These have been summarized below based on the standards currently issued and applicable to Old Merus.

  Impairment of assets: Under Canadian GAAP, asset impairment is identified if the recorded amount of the asset exceeds its fair value. The impairment threshold under IFRS is defined as the higher of its fair value less costs to sell and the expected discounted future cash flows from the assets. Old Merus has determined that this change will not affect the recorded amount of any of its assets. IFRS, unlike Canadian GAAP, also allows impairment provisions to be reversed in future periods if the recoverable amount exceeds the recorded value. Old Merus has determined that this change will not affect the carrying amount of any of its assets.

  Share-based payments: IFRS requires that share-based payments to employees with different vesting periods be treated as separate awards for the purpose of determining their fair value. In addition, IFRS requires that the number of anticipated forfeitures be estimated at the grant date and incorporated into the calculation of share-based compensation expense. Under Canadian GAAP, share-based payments with different vesting periods can be treated as a single award and forfeitures recorded as they occur. Old Merus’ IFRS charges at June 1, 2010 are consistent with its Canadian GAAP charges for the same date.

  Share reserves: Under IFRS, share reserves (contributed surplus) are required to be segregated into their categories of origin. As a result, Old Merus has segregated its share reserves into the following categories: Share option reserves, share warrant reserves and other reserves.

Initial adoption of IFRS requires retroactive application as at the transition date, with adjustments arising on the conversion to IFRS from Canadian GAAP recognized in opening retained earnings. However, to assist with the difficulties associated with reformulating historical accounting information, IFRS 1 First-time Adoption of International Financial Reporting Standards provides for a number of optional exemptions and mandatory exceptions which generally allow prospective rather than retrospective treatment under certain conditions. The following summarizes the most significant of these as they apply to Old Merus:

  Business combinations: IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS. Old Merus has taken advantage of this election and has applied IFRS 3 to business combinations that occurred on or after June 1, 2010.

  Consolidated and separate financial statements: In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate

  Financial Statements must also be applied retrospectively. As Old Merus elected to apply IFRS 3 prospectively, Old Merus has also elected to apply IAS 27 prospectively.

  Share-based payment transactions: IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. Old Merus has elected not to apply IFRS 2 to awards that vested prior to June 1, 2010, which has been accounted for in accordance with Canadian GAAP.

IFRS 1 also outlines guidelines that a first-time adopter must adhere to under certain circumstances. Old Merus has applied the following guidelines to its opening consolidated balance sheet dated June 1, 2010:

  Estimates: In accordance with IFRS 1, an entity’s estimates in accordance with IFRS at the date of transition to IFRS must be consistent with estimates made for the same date in accordance with previous GAAP, unless there is objective evidence that those estimates were made in error. Old Merus’ IFRS estimates at June 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

SELECTED ANNUAL INFORMATION

The following financial data, which has been prepared in accordance with Canadian GAAP, is derived from Old Merus’ audited financial statements for the years ended May 31, 2011, 2010 and 2009. Financial data for the year ended May 31, 2011 and 2010 presented below is also in accordance with IFRS. Years prior to the year ended May 31, 2010 are not required to be presented under IFRS.

	2011	2010	2009
	$	$	$
	(IFRS)	(IFRS)	(GAAP)
Financial Results

Total revenues	505,074	--	--
Gross margin	432,564	--	--
Net loss for the year/period	(1,428,060)	(232,715)	(200,383)
Basic and diluted loss per share	(0.09)	(0.02)	(0.20)

Financial Position

Working capital surplus (deficit)	(18,095,856)	81,323	17,117
Total assets	21,394,027	102,475	24,992
Total long-term financial liabilities	nil	nil	nil

Revenues for the year ended May 31, 2011 were $505,074 and included sales of Vancocin from the date Old Merus acquired Vancocin inventory and trademark on May 13, 2011 through to May 31, 2011. Cost of goods sold, totalling $72,510, included inventory recognized as cost of goods sold. Gross margin was $432,564 for the year ended May 31, 2011.

Total assets as at May 31, 2011 increased from May 31, 2010 mainly due to the acquisition and sales of Vancocin, which resulted in an increase in accounts receivables and inventory. In the acquisition of Vancocin, Old Merus also acquired the Vancocin trademark intangible asset. Old Merus had a working capital deficit of $18,095,856 as at May 31, 2011 compared to a working capital surplus of $81,323 at May 31, 2010 and $17,117 at May 31, 2009. The working capital deficit as at May 31, 2011 was due to the acquisition of Vancocin inventory and Vancocin trademark, which is a long-term asset, which was funded primarily with a short-term loan payable of $13,402,061 owing to Iroko International LP.

RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2011

For the three and six months ended November 30, 2011, Old Merus reported net income of $313,158 and $801,679 (or $0.02 basic earnings per share for both periods) compared to a net loss of $79,970 and $204,777 (or $0.01 basic loss per share for both periods) for the three and six months ended November 30, 2010.

The change from 2010 was mainly due to the following:

  The November 2011 periods included revenues of $2,476,506 and $4,723,405 and gross margin of $2,190,681 and $4,199,130 for sales of Vancocin. Old Merus did have any revenues in 2010 as it did not own the Vancocin trademark at that time.

  There was a significant increase in operational activity during 2011 with respect to Vancocin. This resulted in selling, general and administrative expense to increase from $6,836 and $11,272 for the three and six months ended November 30, 2010 to $195,976 and $332,103 for the same periods in 2011.

  The 2011 periods included amortization of intangible assets totalling $344,410 and $688,820 (2010 - $nil and $nil).

  Old Merus incurred interest expense of $76,766 and $243,064 for the three and six months ended November 30, 2011. This was paid to a lender as part of loans incurred to finance the acquisition of Vancocin, which was repaid on November 10, 2011, and to finance the repayment of Old Merus’ payment due to Iroko. 2010 did not include any interest expense.

  Professional fees increased during the three and six months ended November 30, 2011 due to advisors engaged to assist Old Merus with the plan of arrangement that was completed in December 2011.

  In the 2011 periods, Old Merus incurred wages and benefits expense of $94,643 and $164,292 compared to $15,699 and $31,398 in 2010, which is due to more employees in 2011. In 2011, Old Merus incurred foreign exchange loss of $378,042 and $509,730, the majority of which was unrealized foreign exchange loss on translation of US dollar denominated assets and liabilities into Canadian dollars.

During the six months ended November 30, 2011, Old Merus entered into a support services agreement with Methapharm Inc. Under the terms of the agreement, Methapharm Inc. provided Old Merus with loan of $500,000 to be used for working capital purposes in consideration for being Old Merus’ exclusive provider of certain distribution services of Old Merus’ products in Canada. The agreement is for a five year term with automatic renewal terms of two years until terminated.

Old Merus also entered into a $6,500,000 loan from a non-related party to repay a portion of Old Merus’ due to Iroko. The amount owing is secured by a general security agreement, bears interest at 12% per annum, and is due on November 23, 2012.

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	November 30,	August 31,	May 31,	February 28,
	2011	2011	2011	2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)

Total revenues	2,476,506	2,246,899	505,074	nil
Net income (loss)	313,158	488,521	(1,081,875)	(57,326)
Basic loss per share	0.02	0.02	(0.06)	(0.00)
Diluted loss per share	0.01	0.01	(0.06)	(0.00)

Revenues for the quarters ended November 30, August 31 and May 31, 2011 resulted from revenues being earned on sales of Vancocin. Sales for the November quarter were stronger than August due to the colder season. May’s quarter included sales only from May 13 (date of acquisition of Vancocin) to May 31, 2011. Net loss for the May 31, 2011 quarter resulted from recognition of $1,204,551 of deferred tax expense on the acquisition of Vancocin.

	Three Months Ended
	November 30,	August 31,	May 31,	February 28,
	2010	2010	2010	2010
	(IFRS)	(IFRS)	(IFRS)	(GAAP)

Total revenues	nil	nil	nil	nil
Net loss	(79,970)	(208,889)	(83,960)	(75,755)
Basic and diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)

Net loss for the quarter ended August 31, 2010 was higher than other quarters due to the issuance of 1,000,000 stock options, which resulted in share-based compensation recorded during the quarter. Results of the other quarters were relatively consistent and included professional fees, transfer agent fees and general and administrative expenses.

ADDITIONAL FINANCIAL DISCLOSURES

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	November 30,	November 30,	November 30,	November 30,
	2011	2010	2011	2010

General and Administrative

Insurance	3,237	--	9,908	--
Interest and bank charges	1,159	92	1,602	277
Office	92,044	2,319	109,207	3,600
Regulatory and marketing	79,984	--	164,381	--
Travel and entertainment	19,552	4,425	47,005	7,395

	195,976	6,836	332,103	11,272

General and administrative costs increased during 2011 due primarily to operations and sales related to Vancocin. Insurance expense was for products liability and commercial property insurance on Vancocin. Marketing and regulatory fees related to Vancocin were also incurred during the three and six months ended November 30, 2011. Office expense included support services, rent for two locations and other office expense.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently manages its capital structure and makes adjustments to it, based on cash resources expected to be available to the Company, in order to support its future business plans. Management has not established a quantitative capital structure, but reviews on a regular basis the capital requirements of the Company relative to the stage of development of the business entity and market conditions. As at November 30, 2011, Old Merus had a working capital deficit of $9,940,164 compared to a working capital deficit of $18,095,856 at May 31, 2011. The deficit decreased from 2010 to 2011 due mainly to the repayment of US$9,000,000 due to Iroko.

The Company’s plan of operations in the next twelve months is to raise financing to satisfy its short-term debt obligations and to pursue acquisition of other prescription and pharmaceutical products, for which it is dependent on externally provided financing. Management reviews the capital management approach on an ongoing basis and believes that this approach is reasonable given the current state of financial markets. In the case of uncertainty over the ability to raise funds in current or future economic conditions, the Company would manage capital by minimizing ongoing expenses.

Cash provided from operations in Old Merus was $1,653,081 for the six months ended November 30, 2011 compared to cash used in operations of $158,082 in 2010. Cash was provided during the six months ended November 30, 2011 from the sales of Vancocin and collections on the related accounts receivables.

Old Merus did not have any cash used in investing activities for the six months ended November 30, 2011. In 2010, the Company used cash of $78,397 to acquire a licensing and distribution agreement to import, distribute and sell products of Innocoll.

Cash used in financing activities was $1,337,566 for 2011. Old Merus repaid loan payable of $6,000,000 and due to Iroko of $8,597,943, which was offset by proceeds of a new loan of $6,500,000 and issuance of common shares of $6,426,680. During the six months ended November 30, 2010, $321,879 was provided from financing activities from issuance of common shares.

CAPITAL RESOURCES

In September 2010, Old Merus acquired an exclusive licensing and distribution agreement to import, distribute and sell products of Innocoll. Pursuant to this agreement, the Company will make the following payments to Innocoll:

  US$75,000 upon execution of the agreement, which has been paid;

  US$75,000 upon earlier of regulatory approval for any product or six months after execution of agreement;

  6% of sales for all products for the second year following the first sale of any product, subject to a minimum of $87,500; and

  15% of sales for all products for the third year following the first sale of any product, subject to a minimum of $200,000.

In May 2011, Old Merus completed the acquisition of Vancocin (vancomycin hydrochloride) capsules from Iroko International LP. As part of this acquisition, the Company must pay Iroko $3,804,133 on or by May 13, 2012. The Company has made all other payments required.

In July 2011, Old Merus entered into a lease agreement for a one year term commencing September 1, 2011 with minimum lease payments of $677 per month (or $8,127 per annum).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

(a)

During the six months ended November 30, 2011, Old Merus incurred management fees of $12,500 (2010 - $38,819) to a company controlled by a director of Old Merus for corporate documentation and business development and to two directors for consulting work performed.

(b)	As at August 31, 2011, Old Merus owed $2,000 to related parties (May 31, 2011 - $nil). The amounts owing are unsecured, non-interest bearing, and due on demand.

All of the above transactions have been in the normal course of operations and have been recorded at their exchange amounts, which are the amounts agreed upon by the transacting parties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following are Old Merus’ critical accounting policies:

(a)	Basis of Consolidation

These consolidated financial statements include the accounts of Merus Labs International Inc. and its controlled subsidiary, Merus Labs Inc. Control is achieved when Old Merus has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income (loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate. All intra-Company transactions, balances, income and expenses are eliminated in full on consolidation.

(b)	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions about future events that affect the application of policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Critical accounting estimates are estimates and assumptions made by management that may result in material adjustments to the carrying amount of assets and liabilities within the next financial year. Critical estimates used include, among others, recoverability of accounts receivables and intangible assets and measurement of share-based compensation.

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. Critical accounting judgments include the estimated useful lives of intangible assets.

(c)	Cash and Cash Equivalents

Cash equivalents include highly liquid term investments, where the initial terms to maturity are less than 90 days.

(d)	Financial Instruments

Old Merus classifies all financial instruments as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instruments classification. Held-for-trading instruments are measured at fair value with unrealized gains and losses recognized in results of operations. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments held-to-maturity, loans and receivables and other financial liabilities are measured at amortized cost.

Old Merus has classified its financial instruments as follows:

  Cash as held-for-trading;

  Accounts receivable as loans and receivable; and

  Accounts payable and accrued liabilities, amounts due to related parties, loan payable, note payable and amounts due to Iroko as other financial liabilities.

(e)	Inventory

Inventory is comprised of raw materials and finished goods of Vancocin and is recorded at the lower of cost or net realizable value on a first-in first-out basis. Old Merus establishes inventory reserves for estimated obsolete or unsaleable inventory equal to the difference between the cost of inventory and the estimated realizable value based upon assumptions about future and market conditions.

(f)	Accounts Receivable

Accounts receivable are stated at their principal balances and are non-interest bearing and unsecured. Management conducts a periodic review of the collectability of accounts receivable and deems all unpaid amounts greater than 90 days to be uncollectible. Old Merus records an allowance for doubtful accounts if any uncertainty exists with respect to the recoverability of certain amounts based on historical experience or economic climate.

(g)	Intangible Assets

Intangible assets include all costs incurred to acquire licensing and distribution agreements and trademarks. Intangible asset are recorded at cost and amortized over its useful life of 5 to 15 years.

Old Merus conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for intangible assets and any changes arising from the assessment are applied by Old Merus prospectively.

(h)	Impairment of Assets

At the end of each reporting period, Old Merus reviews the carrying amounts of its intangible assets to determine whether there is an indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (in any).

Recoverable amount is the higher of the fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assignments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

(i)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

(j)	Income Taxes

Provision for income taxes consists of current and deferred tax expense and is recognized in operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Deferred tax assets also result from unused losses and other deductions carried forward. The valuation of deferred tax assets is reviewed on a regular basis and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

(k)	Foreign Currency Translation

Old Merus' reporting currency and the functional currency of all of its operations is the Canadian dollar. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. At each statement of financial position date, monetary assets and liabilities are translated using the period-end foreign exchange rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when acquired. All gains and losses on translation of these foreign currency transactions are included in the statement of operations.

(l)	Revenue Recognition

Revenue from product sales of Vancocin, including shipments to distributors, is recognized when the product is shipped, the price is fixed or determinable, and collection is reasonably assured.

Old Merus' return policy is limited to damaged or expired product. The return allowance is determined based on analysis of the historical rate of returns, which is applied directly against sales.

(m)	Share-based Compensation

From time to time, Old Merus grants options to directors, officers, employees and non-employees to purchase common shares. Old Merus accounts for its stock options using the fair-value method. Share-based payment, equal to the fair value of the options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for stock options granted to employees, officers and directors over the period during which the related options vest. Share-based payments are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the services received. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

(n)	Research and Development

All research and development cost are expensed as incurred.

(o)	Comprehensive Income or Loss

Comprehensive income or loss is the change in net assets arising from transactions and other events and circumstances from non-owner sources, and comprises net income or loss and other comprehensive income or loss. Financial assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income or loss until the asset is removed from the balance sheet.

(p)	Basic and Diluted Net Loss Per Share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted loss per share. Stock options, share purchase warrants, and other equity instruments are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options, warrants and other equity instruments. As Old Merus has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

(q)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2011 five new standards were issued effective for annual periods beginning on or after January 1, 2013.

  IFRS 10 Consolidated Financial Statements: IFRS 10 outlines the principles for the presentation and preparation of consolidated financial statements.

  IFRS 11 Joint Arrangements: IFRS 11 defines the two types of joint arrangements (joint operations and joint ventures) and outlines how to determine the type of joint arrangement entered into and the principles for accounting for each type of joint arrangement.

  IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 outlines the disclosures required in order to provide users of financial statements with the information necessary to evaluate an entity’s interest in other entities, the corresponding risks related to those interests and the effects of those interests on the entity’s financial position, financial performance and cash flows.

  IFRS 13 Fair Value Measurement: IFRS 13 defines fair value, summarizes the methods of determining fair value and outlines the required fair value disclosures. IFRS 13 is utilized when another IFRS standard requires or allows fair value measurements or disclosures about fair value measurements.

Accounting standards that have been amended but are not yet effective include:

  IAS 27 Separate Financial Statements: IAS 27 outlines the accounting principles to be applied with regards to investments in subsidiaries, joint ventures and associates when an entity elects or is required by local regulations to present separate, non-consolidated, financial statements. The previous standard was titled IAS 27 Consolidated and Separate Financial Statements.

  IAS 28 Investments in Associates and Joint Ventures: IAS 28 outlines the accounting treatment and corresponding application of the equity method of accounting in investments in associates and joint ventures. The previous standard was titled IAS 28 Investments in Associates.

The Company does not expect any impact of these standards on its financial statements.

DISCLOSURE OF OUTSTANDING SHARE DATA

Common Shares

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at January 27, 2012, the Company had 24,507,073 common shares issued and outstanding.

Preference Shares

The Company is authorized to issue an unlimited number of preferred shares without par value. The preferred shares may be issued in series on such terms as determined by the directors of the Company in accordance with the special rights and restrictions as set out in the Articles of the Company. As of January 27, 2012, none of the preferred shares have been issued.

Stock Options

Old Merus had 910,000 stock options outstanding as at November 30, 2011, which had the following characteristics:

Number of Options	Exercise Price $	Expiry Date
50,000	0.10	March 30, 2012
740,000	0.10	July 9, 2012
20,000	0.14	April 4, 2013
100,000	0.75	April 4, 2013
910,000

Share Purchase Warrants

Old Merus had 10,539,230 share purchase warrants outstanding as at November 30, 2011, which had the following characteristics:

Number of Warrants	Exercise Price $	Expiry Date
888,480	0.40	May 15, 2012
700,000	0.40	March 21, 2013
350,000	0.40	May 10, 2013
925,000	0.40	May 12, 2013
7,675,750	0.65	April 30, 2012
10,539,230

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at http://www.sedar.com.